Exhibit 99.29

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

HudBay Minerals Inc.

1906 201 Portage Avenue

Winnipeg, Manitoba

R3B 3K6

Item 2	Date of Material Change

January 24, 2008.

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through Market Wire on January 24, 2008 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

HudBay Minerals Inc. (“HudBay” or the “Company”) announced, effective immediately, the appointment of Allen J. Palmiere as the Company’s new President and Chief Executive Officer. Mr. Palmiere has served as Chairman of the Board of HudBay since 2004. Norman Anderson, a director of the Company, will take over the position of Chairman. The appointment of Mr. Palmiere comes as Peter Jones has chosen to retire as President, CEO and a director of the Company.

Item 5	Full Description of Material Change

HudBay announced, effective immediately, the appointment of Allen J. Palmiere as the Company’s new President and Chief Executive Officer. Mr. Palmiere has served as Chairman of the Board of HudBay since 2004. Norman Anderson, a director of the Company, will take over the position of Chairman. The appointment of Mr. Palmiere comes as Peter Jones has chosen to retire as President, CEO and a director of the Company.

Mr. Palmiere has spent the majority of his career serving in senior management roles in the mining industry. He has previously served as Treasurer of Northgate Exploration Ltd., Chief Executive Officer and Chief Financial Officer of Breakwater Resources Ltd., Chief Financial Officer of Zemex Corporation, and Executive Chairman of Barplats Investments Limited.

Mr. Anderson, a native of Flin Flon, Manitoba, is one of the most respected executives in the mining industry. He has served as Chairman, Vice-Chairman, President and Chief Executive Officer of a number of companies and is currently the President of the management consulting firm of Anderson & Associates.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Brian D. Gordon, Vice President and General Counsel of HudBay, (204) 949-4268.

Item 9	Date of Report

January 31, 2008.

HUDBAY MINERALS INC.

By:	(signed) Brian D. Gordon
Brian D. Gordon
Vice-President and General Counsel